Exhibit 99.1

China Digital TV’s Wholly-owned Subsidiary, Golden Benefit,

Reaches Definitive Agreements with Tongda Venture

Beijing, October 9, 2014 - China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of conditional access ("CA") systems and comprehensive services to China's digital television market, today provided a further update on its asset restructuring (the "Restructuring"), as referred to in a press release dated June 13, 2014. The Company announced that following further discussions, the parties involved have agreed to amend the Restructuring originally contemplated. Specifically, its wholly-owned subsidiary, Golden Benefit Technology Limited (“Golden Benefit”), has entered into an amendment to the framework agreement (the “Framework Agreement Amendment”), a share transfer agreement (the “Share Transfer Agreement”), a share subscription agreement (the "Share Subscription Agreement") as well as　a profit compensation agreement (the “Compensation Agreement”), with Shanghai Tongda Venture Capital Co., Ltd. (“Tongda Venture”) (Stock Code: 600647), a company listed on the Shanghai Stock Exchange, and/or its controlling shareholder, Cinda Investment Co., Ltd. ("Cinda Investment") to implement the Restructuring as amended.

Under the Share Transfer Agreement, Tongda Venture has agreed to acquire the 100% equity interest in Beijing Super TV Co., Ltd. (“Super TV”), a wholly-owned subsidiary of Golden Benefit, for a consideration (“Consideration”) that has been preliminarily determined to be RMB3.2 billion.The final and exact amount of the Consideration will be further discussed and agreed upon by the parties based on a valuation of Super TV to be conducted by an independent third-party asset valuation agency. In exchange, Tongda Venture agrees to (1) pursuant to the Share Subscription Agreement, issue to Golden Benefit such number of new shares of Tongda Venture as worth RMB800 million at a price of RMB10.35 per share (the "Consideration Shares"), and (2) pay Golden Benefit the remaining Consideration in cash. As a result, Golden Benefit is expected to hold approximately 17.24% of the share capital of Tongda Venture following the completion of the Restructuring. The Consideration Shares will be subject to a 36-month lock-up. Golden Benefit is expected to pay PRC withholding tax at a rate of 10% on the Consideration, subject to the final assessment by PRC tax authorities under applicable tax laws and regulations in China.

Under the terms of Compensation Agreement, in the event that net profits (excluding extraordinary items) of Super TV in any of the fiscal years 2014, 2015 and 2016 (collectively, the "Covered Period") are less than the profit target for the respective fiscal year (the final and exact amount of which will be separately agreed upon by the parties) or there is any impairment loss at the end of the Covered Period, Golden Benefit will be obligated to compensate Tongda Venture for the deficiencies or the impairment loss by transferring its shares in Tongda Venture back to Tongda Venture and/or cash, based on a pre-determined formula with such compensations in aggregate being subject to a cap equal to the amount of the Consideration. The Company undertakes to Tongda Venture that during the Covered Period it may not pay cash dividends out of the Consideration in cash in aggregate over US$3.33 per share unless a surety has been placed with Tongda Venture.

The Company guarantees the performance of Golden Benefit's obligations under the Share Transfer Agreement and the Compensation Agreement during the Covered Period.

Tongda Venture agrees that Super TV's board of directors and management team will remain unchanged during the Covered Period to ensure continuity in the Super TV’s business operations.

The Company will convene a special shareholders' meeting to consider and approve the Restructuring as described above.

The Company may apply the Consideration in cash to dividend payments, development of new technologies in emerging fields and investments in operations and other business opportunities.

Under the Framework Agreement Amendment, Cinda Investment has been granted by the Company a warrant, exercisable within three months after the completion of the Restructuring, to subscribe for the Company's new shares at a price of US$3.33 per share for an amount between US$25 million and US$30 million. Shares purchased under the warrant shall be subject to a lock-up during the Covered Period unless the Company agrees otherwise. In addition, Cinda Investment has the option to subscribe for no more than an 8% equity interest in each of Beijing Cyber Cloud Co., Ltd. and Beijing Joysee Technology Co., Ltd., the subsidiaries of the Company, based on a valuation of these two Companies at RMB 350million and RMB 240million, respectively.

There will be uncertainties in completing the Restructuring, which remains subject to applicable approvals by the shareholders of the relevant parties involved as well as regulatory clearance (including that by the China Securities Regulatory Commission, the PRC Ministry of Finance and the PRC Ministry of Commerce), and the completion of a private placement by Tongda Venture to raise funds to pay the Consideration. The Restructuring is expected to be subject to close scrutiny by the regulators amid increasingly stringent standards for similar transactions. There is no assurance that these approvals or regulatory clearance will be obtained within an expected timeframe, or at all. The Restructuring will terminate if it has not been completed by December 31, 2015.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports filed with the Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of CA systems and comprehensive services to China's expanding digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its PRC subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd., as well as subsidiaries of its affiliate.

For more information please visit the Investor Relations section of China Digital TV's website at http://ir.chinadtv.cn.

About Tongda Venture

Shanghai Tongda Venture Capital Co., Ltd. (Ticker: 600647) was founded in 1992 and is listed on the Shanghai Stock Exchange. Cinda Investment Co. Ltd. is currently Tongda Venture’s largest shareholder. Shanghai Tongda’s business covers high- and new-technology investment, industrial investment and asset management, agricultural development, operation and domestic trade, and food production and sales.

Investor Contact:

In China:

Nan Hao

Investor Relations Manager

Tel: +86-10-6297-1199 x 9780

Email: ir@chinadtv.cn

Brunswick Group

Tel: +86-10-5960-8610

Email: chinadigital@brunswickgroup.com

In the U.S.:

Brunswick Group

Tel: +1-212-333-3810

Email: chinadigital@brunswickgroup.com